SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Digital Generation, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25400B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 20 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,156,736 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,156,736 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,156,736 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 868,761 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 868,761 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 868,761 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,363 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,363 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,363 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,717 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,717 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,717 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,717 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,717 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,717 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,319,077 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,319,077 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,319,077 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,319,077 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,319,077 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,319,077 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 9 of 20 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 14, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on January 18, 2013 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on February 21, 2013 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1, and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Digital Generation, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows.

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"); (iv) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (v) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO") (vi) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG, CSO and CREL (“CGI”); and (vi) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall" and together with SPOT, CMAG, CSO, CREL, CRO and CGI, “Clinton”).

(b) The principal business address of CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, CMAG, CSO and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CSO and CREL is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CSO and CREL is set forth in Appendix A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $22,202,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 10 of 20 Pages

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CSO and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Common Stock for investment in the ordinary course of business. The Reporting Persons believe that the Common Stock at current market prices is undervalued and continues to represent an attractive investment opportunity. The Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of or sell any or all of the shares of Common Stock held by them at any time.

On August 8, 2012, CMAG, in compliance with the bylaws of the Issuer, submitted its formal notice of intent (the "Notice") to nominate directors at the 2012 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting"). The Notice stated that, at the Annual Meeting, CMAG intended to nominate for election as directors of the Issuer, (i) Joseph A. DePerio, (ii) Peter Markham and (iii) Melissa B. Fisher as well as present proposals to adopt certain resolutions at the Annual Meeting, including amendments to the Issuer's bylaws.

On November 1, 2012, the Reporting Persons issued a press release announcing that they intended to nominate the foregoing three individuals to the Board of Directors (the “Board”) of the Issuer. The public announcement also indicated that the Reporting Persons understood that the Issuer was exploring a sale of the company and that the Reporting Persons “welcomed” such a sale at a fair price.

On January 16, 2013, Clinton entered into an agreement with the Issuer (the "Settlement Agreement") regarding the composition of the Board. Under the terms of the Settlement Agreement, the Issuer was required to (i) take all actions necessary to increase the size of the Board from seven to eight directors, (ii) include Peter Markham and Melissa Fisher (the "Clinton Suggested Nominees") in the Board's slate of nominees for election as directors of the Issuer at the Annual Meeting, with such directors, if elected, to serve in the class of Board members whose terms expire at the Issuer's 2015 annual meeting of the stockholders, (iii) use its reasonable best efforts to cause the election of the Clinton Suggested Nominees to the Board at the 2012 Annual Meeting, and (iv) appoint the Clinton Suggested Nominees to serve, as qualified, to either the Audit Committee or Compensation and Nominating Committee, with the choice of such committee to be determined by the Board.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 11 of 20 Pages

Under the terms of the Settlement Agreement, Clinton agreed to certain standstill provisions, such provisions to last until the earlier to occur of (i) the 61st day prior to the date set by the Board for the Issuer's 2013 annual meeting of stockholders, (the "2013 Annual Meeting"), (ii) 15 days prior to the last day upon which a notice to the Secretary of the Issuer of nominations of persons for election to the Board or the proposal of other business at the 2013 Annual Meeting would be considered timely under the Issuer's then-current bylaws, (iii) in the event of material breach by the Issuer of its obligations under this Agreement, 10 days after Clinton delivers notice of such breach unless such breach is cured during such 10-day period, or (iv) September 1, 2013 (such period, the "Support Period"). In addition, Clinton agreed that, during the Support Period, it would (i) cause all of the shares of Common Stock of which Clinton is the direct or beneficial owner to be present for quorum purposes and to be voted in favor of any and all directors nominated by the Board for election at any meeting so long as the Clinton Suggested Nominees were included in the directors nominated by the Board, (ii) cause such shares not to be voted for the removal of any director serving on the Board who has previously been nominated by the Board at the 2012 Annual Meeting or at any special meeting of the stockholders of the Issuer, and (iii) cause such shares to be voted against, or to abstain from voting on, any amendments to the Issuer's bylaws or Certificate of Incorporation that were not recommended by the Board for adoption by the stockholders of the Issuer. On January 16, 2013, the Issuer issued a press release relating to the Settlement Agreement.

On February 20, 2013, the representatives of the Reporting Persons spoke with executives of the Issuer and expressed their view that the Common Stock was grossly undervalued given the operating performance of the business and that the Board of the Issuer should immediately terminate the Issuer’s Rights Agreement dated September 5, 2012, and thereby allow all interested buyers of the Common Stock to buy stock.

The Reporting Persons have, from time to time, engaged in discussions with the Board and its representatives regarding the Issuer's Board composition, management, strategic alternatives and direction and related matters. The Reporting Persons may continue to discuss such matters with the Board, or with management of the Issuer, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,319,077 shares of Common Stock, constituting approximately 8.4% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 27,770,413 shares of Common Stock outstanding as of May 9, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the SEC on May 10, 2013.

(i) SPOT:
(a) As of the date hereof, SPOT may be deemed the beneficial owner of 1,156,736 shares of Common Stock.
Percentage: Approximately 4.2% as of the date hereof.
(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,156,736 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,156,736 shares of Common Stock

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 12 of 20 Pages

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 868,761 shares of Common Stock.
Percentage: Approximately 3.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 868,761 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 868,761 shares of Common Stock

(iii)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 14,363 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,363 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,363 shares of Common Stock

(iv)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 256,717 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 256,717 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 256,717 shares of Common Stock

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 256,717 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 256,717 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 256,717 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 2,319,077shares of Common Stock.
Percentage: Approximately 8.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,319,077shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,319,077shares of Common Stock

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 13 of 20 Pages

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 2,319,077 shares of Common Stock.
Percentage: Approximately 8.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,319,077 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,319,077 shares of Common Stock

(b) By virtue of investment management agreements with SPOT, CMAG, CSO and CREL, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 22,500 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,319,077 shares of Common Stock beneficially owned by SPOT, CMAG, CSO, CREL and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Clinton has sold options on 1,708,700 shares of Common Stock with exercise dates ranging from July 20, 2013 to September 21, 2013 and a strike price of $7.50.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Other than as previously reported in the Schedule 13D, the options and the joint filing agreement, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Exhibit	Description
	5	Joint Filing Agreement, dated July 2, 2013.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 14 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 15 of 20 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 16 of 20 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Principal Occupation
George E. Hall	Director and Chief Executive Officer

Gregory P. Taxin	President

Francis A. Ruchalskir	Director and Chief Financial Officer

John L. Hall	Director and Secretary

Nader Behbehan	Chief Compliance Office

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CSO. There are no executive officers of CSO. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 17 of 20 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

This Schedule sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person during the past sixty days. As of the date of this Amendment No. 3, SPOT, CMAG, CSO and CREL are the only Reporting Persons that directly own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/8/2013	7,500	7.3283
5/14/2013	15,750	7.4279
5/15/2013	12,500	7.5607
5/16/2013	10,000	7.3446
5/16/2013	2,500	7.4141
5/16/2013	2,500	7.4104
5/17/2013	12,500	7.3746
5/17/2013	2,500	7.3501
5/20/2013	10,000	7.5499
6/20/2013	50,000	6.42
7/1/2013	2,750	7.4137
7/1/2013	30,000	7.4565
7/1/2013	2,500	7.5494

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/8/2013	7,500	7.3283
5/14/2013	12,250	7.4279
5/15/2013	10,000	7.5607
5/16/2013	8,000	7.3446
5/16/2013	2,500	7.4141
5/16/2013	2,500	7.4104
5/17/2013	10,000	7.3746
5/17/2013	2,000	7.3501
6/20/2013	(100,000)	6.42
7/1/2013	1,500	7.4137
7/1/2013	6,000	7.4565
7/1/2013	500	7.5494

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 18 of 20 Pages

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/14/2013	7,000	7.4279
5/15/2013	2,500	7.5607
5/16/2013	2,000	7.3446
5/17/2013	2,500	7.3746
5/17/2013	500	7.3501
5/21/2013	9,000	7.7
6/20/2013	50,000	6.42
7/1/2013	750	7.4137
7/1/2013	18,000	7.4565
7/1/2013	1,500	7.5494

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 19 of 20 Pages

EXHIBIT 5

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 2, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 20 of 20 Pages

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall